FORM BC 51 - 901F

QUARTERLY REPORT

Incorporated as part of:	A Schedule A
___________ Schedules B & C

ISSUER DETAILS:
NAME OF ISSUER	First Point Minerals Corp.

ISSUER ADDRESS	Suite 906 - 1112 West Pender Street
Vancouver, BC V6E 2S1

FOR QUARTER ENDED	September 30, 2003

DATE OF REPORT	November 26, 2003

CONTACT PERSON FOR ISSUER	J. Christopher Mitchell, Chief Financial Officer

ISSUER TELEPHONE NUMBER	(604) 681 - 8600

ISSUER FAX NUMBER	(604) 681 - 8799

ISSUER EMAIL ADDRESS	firstpoint@firstpointminerals.com

ISSUER WEB SITE ADDRESS	www.firstpointminerals.com

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THAT THIS FORM IS INCORPORATED AS PART OF BOTH, THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Robert A. Watts"	"Peter M.D. Bradshaw"
ROBERT A. WATTS	PETER M.D. BRADSHAW
DIRECTOR	DIRECTOR

November 26, 2003	November 26, 2003
DATE SIGNED	DATE SIGNED

FIRST POINT MINERALS CORP.

CONSOLIDATED BALANCE SHEETS

September 30, 2003 and December 31, 2002

ASSETS
		September 30	December 31
		2003	2002
		(Unaudited)	(Audited)
CURRENT
Cash		$338,003	$946,333
Accounts receivable		64,270	59,052
Prepaid expenses and deposits		10,126	24,242
		412,399	1,029,627

FUNDS IN TRUST	(Note 9)	59,851	59,851

CAPITAL ASSETS	(Note 3)	32,447	29,242

MINERAL PROPERTIES	(Note 4)	3,250,859	2,738,686

		$3,755,556	$3,857,406

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$83,223	$7,097

SHAREHOLDERS' EQUITY

SHARE CAPITAL	(Note 5)	8,251,370	8,015,161
DEFICIT		(4,579,037)	(4,164,852)
		3,672,333	3,850,309

		$3,755,556	$3,857,406

APPROVED BY THE DIRECTORS:

Robert A. Watts	Peter M.D. Bradshaw

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the three months and nine months ended September 30 (Unaudited)

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2003	2002	2003	2002

REVENUE
Interest	$5,020	$6,454	$14,659	$8,241
Other income	-	-	-	-
	5,020	6,454	14,659	8,241

EXPENSES
Accounting and audit	-	4,500	1,160	11,385
Amortization	2,111	1,608	6,334	4,200
Communication	701	460	2,334	3,556
Legal	425	(719)	2,747	14,925
Management fees	6,400	9,600	24,800	25,800
Office and administration	1,946	5,859	3,281	12,131
Rent	4,254	3,745	12,761	8,984
Travel and promotion	5,117	13,134	33,595	50,954
Shareholder, trust and filing fees	1,435	7,022	24,516	48,070
Wages and benefits	10,669	6,821	31,091	35,535
General exploration	127,051	35,311	282,181	103,571
	160,109	87,341	424,800	319,111

LOSS BEFORE OTHER ITEMS	155,089	80,887	410,141	310,870
LOSS (GAIN) ON FOREIGN EXCHANGE	2,827	(9,272)	4,044	(7,104)
NET LOSS FOR THE PERIOD	157,916	71,615	414,185	303,766

DEFICIT, BEGINNING OF PERIOD	4,421,121	3,815,097	4,164,852	3,582,946

DEFICIT, END OF PERIOD	$4,579,037	$3,886,712	$4,579,037	$3,886,712

LOSS PER SHARE (Note 7)	$(0.01)	$(0.00)	$(0.01)	$(0.01)

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN CASH POSITION

For the three months and nine months ended September 30 (Unaudited)

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2003	2002	2003	2002

CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net loss for the period	$(157,916)	$(71,615)	$(414,185)	$(303,766)
Add items not involving cash:
Amortization	2,111	1,608	6,334	4,200
Write-off of mineral properties	-	-	-	-
	(155,805)	(70,007)	(407,851)	(299,566)

Changes in non-cash working capital components:
Accounts receivable	(4,917)	(8,953)	(5,218)	(28,493)
Prepaid expenses	1,873	(1,488)	14,116	6,842
Accounts payable and accrued liabilities	(4,022)	60,509	76,126	(36,387)
	(162,871)	(19,939)	(322,827)	(357,604)

FINANCING ACTIVITIES
Common shares issued for cash	-	91,226	236,210	1,849,933

INVESTING ACTIVITIES
Mineral exploration	(86,346)	(220,971)	(512,173)	(471,573)
Purchase of capital assets	(3,006)	(4,227)	(9,539)	(4,227)
	(89,352)	(225,198)	(521,712)	(475,800)

NET CASH (USED) DURING PERIOD	(252,223)	(153,911)	(608,329)	1,016,529

CASH, BEGINNING OF PERIOD	590,227	1,369,376	946,333	198,936

CASH, END OF PERIOD	$338,004	$1,215,465	$338,004	$1,215,465

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Notes to the Consolidated Financial Statements
September 30, 2003 and 2002

1.

NATURE OF OPERATIONS

The Company is incorporated under the Alberta Business Corporations Act and is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties and their related deferred costs is dependent upon the discovery of economically recoverable mineral reserves, confirmation of the Company’s interest in their underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, First Point US Minerals Inc., incorporated in the State of Delaware, U.S.A., First Point International Corporation, incorporated in Barbados, First Point Honduras S.A. de C.V., incorporated in Honduras and First Point Nicaragua, S.A. incorporated in Nicaragua.

Mineral Properties and Deferred Costs

The cost of mineral properties and related exploration and development expenditures are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes the cash consideration and the fair market value of shares as they are issued, if any, on the acquisition of mineral properties. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made.

The recorded cost of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present or future values. The ultimate recovery of such capitalized costs is dependent upon the discovery and development of economic ore reserves or the sale of mineral rights.

Capital Assets

Capital assets consist of office furniture and equipment and computer equipment, which are recorded at cost and amortized on the declining-balance basis at rates of 20% and 30% per annum, respectively.

Translation of Foreign Currency

The accounts of foreign operations are translated into Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates; other assets and liabilities at applicable historical exchange rates; revenues and expenses at the average rate of exchange for the year except for non-monetary expenses which are at the rates used for the translation of the related assets; foreign exchange translation gains and losses are included in earnings.

FIRST POINT MINERALS CORP.
Notes to the Consolidated Financial Statements
September 30, 2003 and 2002

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement Uncertainty and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the continuing viability of mineral property interests and the determination of reclamation obligations. Actual results could differ from these estimates.

Stock Option Plan

The Company has a discretionary stock option plan for which no compensation expense is recognized when the stock options are granted to directors, officers, employees or advisors. Any consideration paid by the directors, officers, employees or advisors on the exercise of stock options or purchase of common shares is credited to capital stock.

3.	CAPITAL ASSETS

		September 30, 2003			December 31, 2002
			Accumulated
		Cost	Amortization	Net Book Value	Net Book Value
		$	$	$	$

	Computer	35,692	22,683	13,009	7,053
	Office furniture and
	equipment	69,760	50,322	19,438	22,189
		105,452	73,005	32,447	29,242

4.

MINERAL PROPERTIES

CENTRAL AMERICA

Cedros Property - Honduras

The Company has an option agreement to acquire a 100% interest in three mineral concessions and permits in the Cedros region. To earn its interest, the Company must issue 225,000 common shares to the vendor (none issued to date) and keep the property title in good standing during the option period.

Cacamuyá Property - Honduras

First Point holds an option from Minera BMG, a wholly owned subsidiary of Newmont Mining Corporation ("Newmont") to earn its 60% interest in the property by spending US$1,000,000 in exploration (US$1,920,100 spent to September 30, 2003) and issuing 700,000 common shares (200,000 issued to date) by July 2004. Newmont retains a net smelter return royalty (“NSR”) on production from the property of 0.6%.

FIRST POINT MINERALS CORP.
Notes to the Consolidated Financial Statements
September 30, 2003 and 2002

4.

MINERAL PROPERTIES (continued)

The Company has entered into an agreement to purchase Breakwater Resources Ltd.'s ("Breakwater") 40% interest in the property by issuing Breakwater 500,000 First Point common shares. Breakwater will retain a NSR royalty on production from the property ranging from 0.4% at $325/ounce gold and rising to a maximum of 1.2% at $400/ounce gold.

Rio Luna Property - Nicaragua

The Company has an option agreement to acquire a 100% interest in this property from Novaterra Resources Inc. ("Novaterra"). To maintain the option, First Point must make option payments to Novaterra of US$7,500 and 15,000 common shares of the Company prior to the first anniversary date of the agreement (December 23, 2003), US$10,000 prior to the second anniversary date and 60,000 common shares of the Company prior to or on the third anniversary date.

Exploration Agreement - El Salvador, Honduras and Nicaragua

In early 2003, the Company entered into an exploration and property option agreement with BHP Billiton World Exploration Inc. whereby both parties are to contribute on a 50/50 basis US$200,000 to an exploration program in the three Central American countries.

(Balance of page intentionally left blank)

FIRST POINT MINERALS CORP.
Notes to the Consolidated Financial Statements
September 30, 2003 and 2002

STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
NINE MONTHS ENDED SEPTEMBER 30, 2003

	PROJECT EXPLORATION EXPENDITURES				GENERAL EXPLORATION EXPENDITURES
	HONDURAS		NICARAGUA		BHP	CENTRAL	SOUTH				TOTAL
	Cacamuya	Cedros	Rio Luna	El Chaparral	Billiton	AMERICA		PERU	CANADA	OTHER
	$		$
BALANCE, December 31, 2002	1,584,214	1,126,110	28,362	-	-	-	-	-	-	-	2,738,686

Property Acquisition & Option Costs	11,370	2,273	-	498	-	-	-	-	-	-	14,141
Field - Community Relations	-	-	211	120	16	-	-	-	-	-	347
Field - Drilling	196,465	-	-	-	-	-	-	-	-	-	196,465
Field - Food & Accommodation	3,122	-	8,743	273	7,220	57	1,577	4,380	-	22	25,393
Field - Labour	27,799	-	29,576	75	6,534	-	123	206	-	-	64,312
Field - Office Rent & Communication	3,107	1,431	1,110	133	1,272	-	57	152	-	-	7,261
Field - Supplies	3,326	-	4,052	50	3,456	35	153	607	-	-	11,678
Field - Transportation & Freight	6,837	-	17,987	474	9,424	230	1,658	9,123	-	-	45,733
Field - Trenching	-	-	9,631	-	-	-	-	-	-	-	9,631
Assaying & Analysis	6,291	-	15,227	293	5,122	-	2,171	2,370	-	-	31,475
Computer Usage	1,710	30	1,243	110	1,790	600	930	1,450	220	710	8,793
Environmental & Reclamation	724	-	3,970	-	-	-	-	-	-	-	4,694
Geological & Technical Services	4,909	-	5,686	1,400	9,367	525	2,902	22,914	-	-	47,702
Legal & Accounting Fees	13	-	253	3,454	-	-	-	-	-	-	3,720
Miscellaneous Expenses	-	-	-	-	28	-	-	-	-	-	28
Office Costs/Communications	1,898	-	325	-	1,666	201	240	377	-	9	4,718
Property Taxes	-	-	8,431	-	-	-	-	-	-	-	8,431
Salaries/Employee Benefits	43,743	887	20,936	3,103	36,914	12,351	27,856	42,644	6,341	16,457	211,232
Travel & Accommodation	2,834	-	1,927	-	4,287	61	77	4,261	240	141	13,829
General Administration	36,907	286	15,762	1,156	10,616	1,714	4,601	10,785	829	2,113	84,770

TOTAL EXPLORATION EXPENDITURE	351,056	4,907	145,072	11,138	97,713	15,774	42,345	99,268	7,630	19,452	794,354

WRITE OFFS	-	-	-	-	(97,713)	(15,774)	(42,345)	(99,268)	(7,630)	(19,452)	(282,181)

EXPENDITURES DEFERRED IN PERIOD	351,056	4,907	145,072	11,138	-	-	-	-	-	-	512,173

BALANCE, September 30, 2003	1,935,270	1,131,017	173,434	11,138	-	-	-	-	-	-	3,250,859

FIRST POINT MINERALS CORP.
Notes to the Consolidated Financial Statements
September 30, 2003 and 2002

5.

SHARE CAPITAL

Authorized share capital consists of an unlimited number of first and second preferred shares (none of which have been issued) and an unlimited number of common shares without par value.

Common Shares

	Number	$

Issued at December 31, 2002	22,839,954	8,015,161

Exercise of options	50,000	16,000
Exercise of warrants	575,000	145,450
Private placement	178,000	74,760
	803,000	236,210

Issued at September 30, 2003	23,642,954	8,251,371

Stock Options

If the Company had accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the period ended September 30, 2003 would be as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2003	2002	2003	2002
	$	$	$	$
Net loss for the period
As reported	302,988	71,615	559,257	303,766
Compensation expense	0	4,000	7,250	178,184
Pro-forma net loss for the period	302,988	75,615	566,507	481,950

Loss per share
As reported	$(0.01)	$(0.00)	$(0.01)	$(0.01)
Pro-forma	$(0.01)	$(0.00)	$(0.01)	$(0.01)

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 4.80%; an expected life of 2 years; an expected volatility of 42%; and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

FIRST POINT MINERALS CORP.
Notes to the Consolidated Financial Statements
September 30, 2003 and 2002

6.

LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year. Fully diluted loss per share has not been calculated, as it is anti-dilutive.

7.	RELATED PARTY TRANSACTIONS During the period, the Company paid a member of the Board of Directors for administrative services in the amount of $24,800 (2002 - $25,800).

8.

FUNDS IN TRUST

The Company has a trust account, which holds $59,851, the equivalent of six months salary to an officer. The trust terminates on October 1, 2004. If the officer continues to be employed by the Company at that date, the trust funds will be returned to the Company.

9.	LEASE OBLIGATION The Company entered a five-year lease agreement, expiring June 30, 2007, to rent office space for $3,632 per month.

10.	SUPPLEMENTARY NOTES As at November 21, 2003, there were 24,392,954 common shares outstanding.

11.

SUBSEQUENT EVENTS

In mid-October 2003, holders of 750,000 warrants expiring in December 2003 and exerciseable into 750,000 shares at $0.30 each agreed to exercise such warrants, resulting in the Company receiving $225,000 in cash upon exercise of these warrants.

On October 30, 2003, the Company announced that, subject to regulatory approval, it would be making a non-brokered private placement of up to 6,000,000 units at a price of $0.25 per unit. Each unit will consist of one common share plus one half of one common share purchase warrant. Each whole warrant plus $0.30 will entitle the holder to subscribe for one additional common share. The warrants will expire two years after closing, and the shares forming part of the units and any shares resulting from the exercise of warrants will have a “hold” period of four months plus one day from closing. It is anticipated that closing will occur on or about November 27, 2003. If all 6,000,000 units are subscribed for, the Company will receive gross proceeds of $1,500,000.

FORM BC 51 - 901F

QUARTERLY REPORT

Incorporated as part of:	Schedule A
B&C Schedules B & C

ISSUER DETAILS:
NAME OF ISSUER	First Point Minerals Corp.

ISSUER ADDRESS	Suite 906 - 1112 West Pender Street
Vancouver, BC V6E 2S1

FOR QUARTER ENDED	September 30, 2003

DATE OF REPORT	November 26, 2003

CONTACT PERSON FOR ISSUER	J. Christopher Mitchell, Chief Financial Officer

ISSUER TELEPHONE NUMBER	(604) 681 - 8600

ISSUER FAX NUMBER	(604) 681 - 8799

ISSUER EMAIL ADDRESS	firstpoint@firstpointminerals.com

ISSUER WEB SITE ADDRESS	www.firstpointminerals.com

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THAT THIS FORM IS INCORPORATED AS PART OF BOTH, THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Robert A. Watts"	"Peter M.D. Bradshaw"
ROBERT A. WATTS	PETER M.D. BRADSHAW
DIRECTOR	DIRECTOR

November 26, 2003	November 26, 2003
DATE SIGNED	DATE SIGNED

Schedule B
First Point Minerals Corp.
Form 51-901 Quarterly Report September 30, 2003

1.	Schedule of Exploration Expenditure: (See Note 4 under the Notes to Financial Statements, Schedule A).

2.	See Note 7 to the financial statements.

3.	During the nine months ended September 30, 2003:

(a) Securities Issued:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price $	Total Proceeds	Consideration
Jan 14, 2003	Common	Warrant	30,000	0.25	7,500	Cash
	Shares	Exercise
Jan 22, 2003	Common	Warrant	511,000	0.25	127,750	Cash
	Shares	Exercise
Feb 27, 2003	Common	Option	50,000	0.32	16,000	Cash
	Shares	Exercise
Mar 10, 2003	Common	Warrant	25,000	0.30	7,500	Cash
	Shares	Exercise
April 1, 2003	Common	Warrant	9,000	0.30	2,700	Cash
	Shares	Exercise
April 3, 2003	Common	Private	178,000	0.42	74,760	Cash
	Shares	Placement
			803,000		236,210

	(b)	Summary of options Granted: A stock option for 50,000 shares was granted in February, 2003. It has a term of two years with an exercise price of $0.53.

4.	As at September 30, 2003:

	(a)	Authorized Capital An unlimited number of first and second preferred shares and an unlimited number of common shares without par value.

	(b)	Issued and outstanding: 23,642,954 common shares for a net consideration of $8,251,371.

Schedule B
First Point Minerals Corp.
Form 51-901 Quarterly Report September 30, 2003

4.	As at September 30, 2003 (continued):

	(c)	Summary of stock options and warrants outstanding:

Type of	Number	Exercise	Expiry
Issue	Outstanding	Price ($)	Date

		Stock	620,000	0.39	December 07, 2004
		Options	199,000	0.45	February 16, 2004
			315,000	0.50	June 27, 2005
			75,000	0.19	January 16, 2007
			305,000	0.20	January 22, 2007
			50,000	0.55	May 01, 2005
			50,000	0.53	June 04, 2007
			460,000	0.55	June 27, 2007
			50,000	0.32	August 01, 2004
			100,000	0.20	December 12, 2007
			50,000	0.53	February 27, 2005
			2,274,000

		Warrants	1,375,000	0.30	December 12, 2003
			125,000	0.30	January 04, 2004
			1,591,000	0.35	May 12, 2004
			82,987	0.65	July 02, 2004
			89,000	0.62	April 28, 2005
			3,262,987

	(d)	Total shares in escrow or subject to pooling: None.

5.	List of Directors as at date of this report:

Peter M. D. Bradshaw	President, CEO and Director
Rod W. Kirkham	Director
Patrick J. Mars	Director
William H. Myckatyn	Director
Robert A. Watts	Director

Schedule C
First Point Minerals Corp.
Management Discussion and Analysis For the Nine Months Ended September 30, 2003

Description of Business

First Point Minerals is a Canadian exploration company incorporated in Alberta and listed on the TSX Venture Exchange, trading symbol FPX. The Company focuses its activities on mineral exploration for precious metals and base metals in the Americas, chiefly in the countries of El Salvador, Honduras and Nicaragua in Central America. Subsequent to the period end, the Company established a wholly-owned subsidiary in Peru, in anticipation of increasing its exploration efforts in that county.

MINERAL PROPERTIES - CENTRAL AMERICA

Cedros Property - Honduras

The Company has an option agreement to acquire a 100% interest in two mineral concessions in the Cedros region. To earn its interest, the Company must issue 225,000 common shares to the vendor (none issued to date) and keep the property title in good standing during the option period.

Cacamuyá Property - Honduras

First Point holds an option from Minera BMG, a wholly owned subsidiary of Newmont Mining Corporation ("Newmont") to earn its 60% interest in the property by spending US $1,000,000 in exploration (US $1,920,100 spent to date) and issuing 700,000 common shares (200,000 issued to date) by July 2004. Newmont has a net smelter return (“NSR”) royalty of 0.6% on production from the property.

The Company has entered into an agreement to purchase Breakwater Resources Ltd.'s ("Breakwater") 40% interest in the property by issuing Breakwater 500,000 First Point common shares (none issued to date). Breakwater will retain a NSR royalty on production from the property payable when gold prices are US $325/ounce or higher. The rate of royalty will increase from 0.4% at US $325/ounce to a maximum of 1.2% at gold prices of US $400/ounce and higher.

Rio Luna Property - Nicaragua

The Company has an option to acquire a 100% interest in this property from Novaterra Resources Inc. ("Novaterra"). To maintain the option, First Point must make option payments to Novaterra of US $7,500 and 15,000 common shares of the Company prior to the first anniversary date of the agreement (December 23, 2003), US $10,000 prior to the second anniversary date and 60,000 common shares of the Company prior to or on the third anniversary date.

El Chaparral Property – Nicaragua

The Company has received a “solicitude” from the Nicaraguan Government which gives First Point the exclusive right to apply for a mineral concession on a 171 km2 area immediately south and contiguous with the Cacamuyá property in Honduras. This property known as the “El Chaparrel” concession increases First Point’s land position surrounding the Cacamuyá property to more than 310 km2.

Schedule C
First Point Minerals Corp.
Management Discussion and Analysis For the Nine Months Ended September 30, 2003

Description of Business (continued)

Exploration Agreement - El Salvador, Honduras and Nicaragua

In early 2003, the Company entered into an exploration and property option agreement with BHP Billiton World Exploration Inc. ("BHP B") whereby both parties are to contribute on a 50/50 basis US $200,000 to an exploration program in the three Central American countries.

Discussion of Operations and Financial Condition

In Honduras:

During the first nine months of 2003, the Company continued to advance the Cacamuyá gold-silver property in southern Honduras by carrying out a total of 20 drill holes which were a combination of reverse circulation and core drilling. The drilling was all carried out in the D4, D5 and Cerro Chachagua areas as a follow-up of earlier drilling and mechanical trenching. At Cerro Chachagua, drilling intersected a quartz vein with 5.3 g/t gold over 2.8m in drill hole D24, and 8.6 g/t gold over 1.5m in drill hole D25. Step out holes beyond the 700m long intrusive have demonstrated that the vein is probably displaced along faults beyond the intrusive boundaries. In June 2003, First Point retained the services of Mr. John Chulick B.Sc., a California Registered Geologist and former Exploration Manager at Meridian Gold's - El Penón mine in Chile, to provide recommendations on future exploration at Cacamuyá. Mr. Chulick believes that the first and most important target is the Cerro Chachagua vein where to date 12 drill holes have encountered significant gold-silver mineralization, two of which are considered to be very high grade, along a strike length of approximately 700 meters to a depth of only 150 meters below surface. Mr. Chulick points out that drilling within this area has concentrated on the west and east ends of the structure, with little drilling in the central portion. He concludes that the potential for the Cerro Chachagua vein within the 700 m strike length identified to date remains significant, if additional drilling is able to demonstrate economic grades and widths below the current depth of drilling.

The work completed to date has demonstrated that the mineralized quartz veins in the D4 and D5 trend east-west, parallel to Cerro Chachagua and that both the D4 and D5 zones fall within a corridor of multiple quartz veins. The corridor is approximately 180m wide and 1,200m long, with up to 6 zones of quartz veining plus related stockwork veining and disseminated mineralization. Highlights from drilling the D4 and D5 mineralized zones include 27m of 2.0 g/t gold including a 1.5m interval grading 26.8 g/t in reverse circulation (“RC”) hole RC25 and 1.5m interval grading 10.5 g/t gold in RC26. Detailed structural and alteration mapping plus the recently completed shallow drilling, to an average depth of 46m, indicate the current exploration effort is in the upper portions of an epithermal system. It is anticipated that mineralization will coalesce at depth into focused bonanza grade veins.

First Point recently received a “solicitude” from the Nicaraguan Government which gives First Point the exclusive right to apply for a mineral concession on a 171 km2 property immediately south and contiguous with the Cacamuyá property. This property known as the “El Chaparral” concession increases First Point’s land position surrounding the Cacamuyá property to more than 310 km2.

Due to the very depressed price of zinc, exploration was focused on the Company’s precious metal properties and as a result there was no significant exploration activity on the Cedros silver-zinc property.

Schedule C
First Point Minerals Corp.
Management Discussion and Analysis For the Nine Months Ended September 30, 2003

Discussion of Operations and Financial Condition (continued)

It is management’s present intention to resume exploration efforts on this property when the price of zinc returns to more normal levels.

In Nicaragua:

In December 2002, the Company entered into an option to purchase agreement to acquire a 100% interest in the Rio Luna gold property in Nicaragua. This property is an epithermal vein system which is well situated in a prolific gold mining district that includes the operating El Limon gold mine (with past production and reserves of 2.9 million ounces of gold) and the La Libertad mine which has past production and reserves of 2.6 million ounces of gold. Both of these producing epithermal gold deposits are hosted in Tertiary volcanics of similar age to the Rio Luna property.

Surface work and mapping at Rio Luna began in early 2003. Three stages of trenching were completed during the first nine months of the year. Exploration activities on the property have demonstrated that the El Paraíso vein system consists of a series of veins, the largest of which can be traced continuously for more than 5.4 kilometers along strike and which still remains open. Trenching indicates that the mineralized intervals are much wider than anticipated, averaging 2½ meters and locally up to 8 meters true width. Increased widths are attributed to gold bearing quartz veinlets that extend for several meters away from the veins in argillically altered andesite.

Trenching on the property, together with historical data, has confirmed the presence of four key areas of gold mineralization along the El Paraíso vein system which are, from southeast to northwest, the Filadelfia, Santa Rita, Balsamo and Santa Juana areas. Of the 65 hand trenches that intercepted the target, 34 trenches returned values greater than 0.5 g/t gold over mineralized widths, the average of which was 2.5 g/t gold over 2.6 meters. Results indicate that in addition to gold, veins in the Filadelfia contain appreciable silver grades. For example, 20 g/t silver over 0.7 meters in trench TR-48 and 41.5 g/t silver over 0.4 meters in trench TR-54. Some of the trenching results are shown in the table on the following page.

The Rio Luna property, which has never been systematically explored and never drilled, is 75 km northeast of Managua. Easy access to the property is via a network of gravel roads from the town of Boaco located 10 km south of the property. Initial exploration of the northern part of the property has identified a series of four additional epithermal quartz veins that occur within a 7 km2 area.

The Company has formed a local 100% owned Nicaraguan entity “First Point Nicaragua S.A.” as the first step in commencing the application process for mineral title for ground in Nicaragua.

Schedule C
First Point Minerals Corp.
Management Discussion and Analysis For the Nine Months Ended September 30, 2003

Discussion of Operations and Financial Condition (continued)

TRENCHING RESULTS AT THE RIO LUNA PROJECT

		Average		Average
		Gold Grade	True Width	Silver Grade
Trench	Area	(g/t)	(meters)	(g/t)

TR-48	Filadelfia	5.7	0.7	20.0
TR-51		1.3	1.2	11.1
TR-52		1.9	1.4	18.8
TR-54		3.1	0.4	41.5

TR-00	Santa Rita	7.9	5.9
incl.		21.1	1.9
TR-01		3.6	2.9
TR-02		3.1	2.2
TR-03		4.5	8.0
TR-04		4.0	1.8

TR-26	Balsamo	4.0	3.3
TR-27		3.4	8.0
incl.		8.8	2.5
TR-35		6.0	5.2
incl.		11.7	2.2
TR-37		4.2	1.5
TR-38		4.2	5.0
incl.		9.4	1.8
TR-39		5.4	1.0
TR-41		2.7	2.0

SJ-06	Santa Juana	2.2	2.0

BHP Billiton Joint Venture:

First Point has entered into an exploration and property option agreement with BHP Billiton to explore for large porphyry copper-gold deposits in Honduras, Nicaragua and El Salvador, details of which are in the Company’s 2002 Annual Report and the Annual Information Form (AIF) filed on SEDAR. Since signing the option agreement, First Point has dramatically increased its regional exploration activities in Central America with field crews active in both Nicaragua and Honduras. In addition to searching for large porphyry copper-gold deposits, which are the focus of the joint venture, First Point is continuing to actively explore for new gold/silver projects for its own account. Such projects are excluded from the joint venture with Billiton.

Schedule C
First Point Minerals Corp.
Management Discussion and Analysis For the Nine Months Ended September 30, 2003

Results of Operations, Financial Condition and Liquidity

The most significant costs during the nine month period to September 30, 2003 were incurred on project exploration on the Cacamuya property in Honduras ($351,100), on the Rio Luna project in Nicaragua ($145,100), on generative exploration in Peru ($99,300) and on the BHP Billiton venture ($97,700). Total project and general exploration expenditures for the period were $794,400, details of which are shown in the table forming part of Note 4 to the financial statements. During the period, the general exploration expenditures of $282,200 were expensed, while $512,500 of project exploration expenditures were deferred. In the comparable period of 2002, general exploration expenditures were $103,600 and project exploration expenditures of $471,600 were deferred. While project exploration expenditures in the 2003 period were approximately $40,600 higher as compared to such expenditures in 2002, general exploration expenditures in the 2003 period were $188,600 higher, principally due to expenditures incurred under the joint venture with BHP Billiton (which was formed in 2003), and increased expenditures in Peru, as compared to the previous year..

Administrative costs for the nine month period totaled $142,600, with the largest elements being travel and promotion of $33,600, salaries of $31,100 and management fees of $24,800. As compared to the same nine month period in 2002 of $215,500, administrative costs in the current period are substantially lower; chiefly in the cost areas of shareholder, trust and filing fees, reduced by $23,600, travel and promotion, reduced by $17,600 and legal costs, lower by $12,200. The higher costs in these three categories of administrative expense in the 2002 period were the result of the financing activities that were completed in that nine month period, as compared to the same period in 2003.

Sources of financing in 2003 included the exercise of warrants and options by shareholders of $161,500, and a private placement that raised $74,800. Additional cash was generated through the realization of prepaid expenses by $14,100 and the build-up of accounts payable by $76,100 during the period. At September 30, the balance of working capital was $329,200 compared to $1,022,500 at December 31, 2002. The accounts receivable at September 30, 2003 in the amount of $64,300 consisted primarily of advances from the parent company to the off-shore subsidiaries, which advances will be used subsequent to the balance sheet date to pay for operating expenses.

At September 30, 2003, the Company had 23,642,954 common shares issued and outstanding (29,179,941 common shares on a fully diluted basis).

The Company’s ability to meet its ongoing obligations is dependent on it being able to raise funds by the issue of equity. All of the Company’s short and medium term operating and exploration expenditures must be derived from such equity funding or from entering into farm-out or joint ventures with major mining companies. In the future, should market conditions limit the amount of funds available for planned ongoing activities, the Company will review its property holdings and work programs to prioritize project expenditures.

Financing Activities

In the nine months ended September 2003, 541,000 share purchase warrants were exercised by holders at $0.25 each, 34,000 warrants were exercised at $0.30 each, 50,000 stock options were exercised at $0.32 per share and 178,000 shares were issued by a private placement at $0.42 each, to provide $236,210 to working capital.

Schedule C
First Point Minerals Corp.
Management Discussion and Analysis For the Nine Months Ended September 30, 2003

Results of Operations, Financial Condition and Liquidity (continued)

Financing Activities (continued)

In a financing completed in April 2002, the Company raised a net $684,000. In the Offering Memorandum for that financing, the Company indicated the funds would be spent primarily on an exploration and development program for the Cacamuyá project in Honduras. A comparison of the budget and actual expenditures on that project is shown in the following table:

	Budget	Actual	Variance
	$	$	$

Geological mapping and supervision	55,000	55,300	(300)
Drilling	400,000	336,200	63,800
Machine trenching	120,000	110,000	10,000
Sampling and analysis	35,000	33,600	1,400
General corporate purposes	65,750	98,300	(32,550)

Total	675,750	633,400	42,350

The favourable variance of $63,800 for drilling expenses is attributable to the contracted drilling costs being lower than budget. The other variances are considered to be within the accuracy of budget estimates for a project of this magnitude.

Subsequent to September 30th, the Company received $225,000 from the exercise of 750,000 warrants at $0.30 per share. In addition, the Company announced its intention to complete a non-brokered private placement of 6,000,000 units, each unit priced at $0.25. If the issue is fully subscribed, the Company will realize gross proceeds of $1,500,000. See note 11 to the financial statements.

Outlook

The price of gold has increased significantly during the first nine months of 2003, briefly breaking through US $400 per ounce in overnight trading on November 17th. In the face of continued weakness in the US dollar, high fiscal and current account deficits in the United States, and interest rates at near-historic lows, it is anticipated that gold will keep most of its recent price gains. However, speculators and hedge funds are holding large long positions, which may contribute to increased volatility in the gold price as these positions are varied in response to anticipated movements in the price of gold. The prices of base metals, including zinc, have also strengthened recently.

The run up in metal prices has attracted increased investor attention to the junior resource sector, making it easier to complete financings. The Company’s recently announced non-brokered private placement is a case in point. The receipt of funds from the private placement will enable the Company to accelerate its exploration activities, particularly with respect to the Rio Luna project, in the coming months.